UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

VALUEVISION MEDIA, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

92047K107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		92047K107

1.	Names of Reporting Persons. Andrew K. Boszhardt, Jr. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	76,489

		6.	Shared Voting Power	272,220

		7.	Sole Dispositive Power	76,489

		8.	Shared Dispositive Power	272,220

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,709

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.		92047K107

1.	Names of Reporting Persons. Zoltan H. Zsitvay I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	30,000

		6.	Shared Voting Power	96,000

		7.	Sole Dispositive Power	30,000

		8.	Shared Dispositive Power	96,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.		92047K107

1.	Names of Reporting Persons. Great Oaks Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	272,220

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	272,220

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,220

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No.		92047K107

1.	Names of Reporting Persons. GOCP, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	96,000

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	96,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No.		92047K107

1.	Names of Reporting Persons. Great Oaks Strategic Investment Partners, LP I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	96,000

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	96,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	The name of the issuer is ValueVision Media, Inc. (the “Issuer”).
(b)	The principal executive office of the Issuer is located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344.

Item 2.
(a)

This statement (this “Statement”) is being filed by (i) Great Oaks Strategic Investment Partners, LP, a Delaware limited partnership (the “Fund”), (ii) GOCP, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund, (iii) Great Oaks Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as the investment manager of the Fund, (iv) Andrew K. Boszhardt, Jr., the managing member and controlling person of the General Partner and the Investment Manager, and (v) Zoltan H. Zsitvay, the advisor of the Investment Manager with respect to the Fund (all of the foregoing, collectively, the “Filers”). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Investment Manager also manages accounts on a discretionary basis (the “Accounts”). Mr. Boszhardt and the Investment Manager (and Mr. Zsitvay and the General Partner with respect to the Fund only) may be deemed to share with the Fund and the Accounts (and not with any third party) voting and dispositive power with respect to the shares held directly by the Fund and the Accounts. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The principal business office of each of the Fund, the General Partner, the Investment Manager and Messrs. Boszhardt and Zsitvay is:

660 Madison Avenue, 14th Floor
New York, NY 10065
USA

(c)	For citizenship information see item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 92047K107.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 32,336,402 shares of Common Stock outstanding as of December 4, 2009, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a)	Not applicable.

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

Andrew K. Boszardht, Jr.
Great Oaks Capital Management, LLC
GOCP, LLC
Great Oaks Strategic Investment Partners, LP

By:	/s/ Andrew K. Boszhardt, Jr.

Andrew K. Boszhardt, Jr., for himself, and as Managing Member of the General Partner (for itself and on behalf of the Fund) and the Investment Manager

/s/ Zoltan H. Zsitvay

Zoltan H. Zsitvay, for himself